

March 21, 2012

<u>Via E-mail</u>
Robert J. Keller
Chairman and Chief Executive Officer
ACCO Brands Corporation
300 Tower Parkway
Lincolnshire, IL 60069

> **Re: ACCO Brands Corporation**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed March 20, 2012**
> **File No. 333-178869**

Dear Mr. Keller:

We have reviewed your responses to the comments in our letter dated March 16, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Where You Can Find Additional Information</u>

1. We note that you filed Amendment No. 2 to your Form 10-K for the fiscal year ended December 31, 2011 on March 20, 2012 but did not specifically identify it as a document incorporated by reference in this section. We also note that the language in the fourth paragraph regarding the incorporation by reference of future filings does not incorporate by reference the aforementioned filing. Please revise to specifically incorporate by reference Amendment No. 2.

<u>Material U.S. Federal Income Tax Consequences, page 89</u>

2. We note that the opinions provided in Exhibits 8.1 and 8.2 do not address all of the material U.S. federal income tax consequences identified in this section related to the Separation, the Distribution and the Mergers. Specifically, refer to the numbered paragraphs on page 90 and the bullets on page 92. Item 601(b)(8) of Regulation S-K requires you to file a tax opinion where the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing. The tax opinion should address and express a conclusion for each material federal tax consequence. Please have counsel revise Exhibits 8.1 and 8.2 accordingly.

Exhibit 8.1

3. It is inappropriate to assume legal conclusions underlying the opinion. Please have counsel delete the last sentence of the third paragraph on page 1 accordingly.

4. Investors are entitled to rely on the opinion. Please have counsel delete the second sentence of the third paragraph on page 2 accordingly.

    You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

                                                Sincerely,

                                                /s/ Justin Dobbie

                                                Justin Dobbie
                                                Legal Branch Chief

cc: Via E-mail
        William R. Kunkel, Esq.